SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

DITECH HOLDING Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

93317W102

(CUSIP Number)

Irshad Karim

Lion Point Capital

250 W 55th Street, 33rd Floor

New York, NY 10019

212-356-6227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 93317W102	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%*
14	TYPE OF REPORTING PERSON PN

*	All calculations of beneficial ownership are based on (i) a total of 4,252,500 outstanding Shares of the Issuer, (ii) an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock (as reported by the Issuer in its Form 8-K filed with the SEC on February 2, 2018), (iii) an initial conversion ratio of one (1) Share for each Series A Warrant and (iv) an initial conversion ratio of one (1) Share for each Series B Warrant. The Reporting Person’s shares are comprised of 185,906 Shares, 689,735 Shares that may be received upon conversion of 5,999 shares of Mandatorily Convertible Preferred Stock, 316,729 Shares that may be received upon exercise of the Series A Warrants, and 251,317 Shares that may be received upon exercise of the Series B Warrants. In accordance with Rule 13d-3(d)(1), the Mandatorily Convertible Preferred Stock held by the Reporting Persons is treated as converted and the Series A Warrants and Series B Warrants held by the Reporting Person are treated as exercised for the purpose of computing the deemed beneficial ownership percentage of the Reporting Persons.

The Reporting Persons’ beneficial ownership, as calculated in accordance with the SEC rules, is approximately 26.2%, but this percentage does not accurately reflect the voting power of the Reporting Persons. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Persons’ actual voting power, assuming full conversion of the Series A Warrants and the Series B Warrants held by the Reporting Persons only, is approximately 8.8% based on the holdings reported herein.

SCHEDULE 13D

CUSIP No. 93317W102	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 93317W102	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 93317W102	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 93317W102	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN AND FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 93317W102	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JIM FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,443,687.0
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,443,687.0
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,687.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Ditech Holding Corp., a Maryland corporation (the “Issuer”), which was known as Walter Investment Management Corp. prior to the effectiveness of the Amended Prepackaged Chapter 11 Plan of Walter Investment Management Corp. (“WAC”) and the Affiliate Co-Plan Proponents (the “Chapter 11 Plan”) on February 9, 2018. The address of the principal executive offices of the Issuer is 1100 Virginia Drive, Suite 100, Fort Washington, Pennsylvania 19034.

Item 2.	Identity and Background

(a) This statement is filed by:

(i)	Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point”), with respect to the Shares directly and beneficially owned by it;

(ii)	Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point Capital GP”), as the general partner of Lion Point;

(iii)	Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), as the investment manager of Lion Point;

(iv)	Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings GP”), as the general partner of Lion Point Capital;

(v)	Didric Cederholm, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP; and

(vi)	Jim Freeman, as Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and the Managing Member of Lion Point Holdings GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Lion Point, Lion Point Capital GP, Lion Point Capital, Lion Point Holdings GP and Messrs. Cederholm and Freeman is 250 West 55th Street, 33rd Floor, New York, New York 10019. Lion Point also has a registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of Lion Point is investing in securities. The principal business of Lion Point Capital GP is serving as the general partner of Lion Point. The principal business of Lion Point Capital is serving as the investment manager of Lion Point. The principal business of Lion Point Holdings GP is serving as the general partner of Lion Point Capital. The principal occupation of Mr. Cederholm is serving as the Founding Partner and Chief Investment Officer of

each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP. The principal occupation of Mr. Freeman is serving as the Founding Partner and Head of Research of each of Lion Point Capital GP and Lion Point Capital and also as a Member and a Manager of each of Lion Point Capital GP and Lion Point Holdings GP.

(d)    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Cederholm is a citizen of each of Sweden and France. Mr. Freeman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares beneficially owned by each of the Reporting Persons, including the Shares underlying the Mandatorily Convertible Preferred Stock (the “Mandatorily Convertible Preferred Stock”), the Series A Warrants (the “Series A Warrants”), and the Series B Warrants (the “Series B Warrants”) owned by them, were acquired in connection with the Chapter 11 Plan, which became effective on February 9, 2018 (the “Effective Date”), pursuant to which (1) each share of common stock of WAC was exchanged for the following new securities of the Issuer: (i) 0.05689208 Shares, (ii) 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants; (2) the 4.50% Convertible Senior Subordinated Notes due 2019 (the “Convertible Notes”), issued pursuant to the certain Indenture dated as of January 13, 2012, among WAC, as issuer and Wells Fargo Bank, National Association, as trustee (as subsequently amended by the First Supplemental Indenture dated as of October 23, 2012), were exchanged at a rate of (i) 8.76919841 Shares, (ii) 14.94011581 Series A Warrants and (iii) 11.85465711 Series B Warrants per $1,000 principal amount of Convertible Notes; and (3) the 7.875% Senior Notes due 2021 (the “Senior Notes”), issued pursuant to the certain Indenture dated as of December 17, 2013, among WAC, as issuer, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, were exchanged at a rate of (i) 464.11293167 new second lien notes (the “New Second Lien Notes”) and (ii) 0.18564517 shares of Mandatorily Convertible Preferred Stock per $1,000 principal amount of Senior Notes.

The receipt of the Shares, Mandatorily Convertible Preferred Stock, New Second Lien Notes the Series A Warrants and the Series B Warrants was involuntary and in accordance with the terms of the Chapter 11 Plan.

Item 4.	Purpose of Transaction

On November 30, 2017, Walter Investment Management Corp. (the “Company”) filed a voluntary petition under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Court”) to pursue the Chapter 11 Plan. On January 18, 2018, the Court entered an order confirming the Chapter 11 Plan.

On the Effective Date, the Chapter 11 Plan became effective pursuant to its terms and the Company emerged from bankruptcy. On February 9, 2018, the Issuer filed a Form 8-K with the Securities and Exchange Commission describing the material terms of the Issuer’s emergence from bankruptcy. Among other things, on the Effective Date, the Issuer issued the following equity and equity-linked securities:

•	4,252,500 Shares;

•	100,000 shares of Mandatorily Convertible Preferred Stock, face amount $1,000, convertible into 11,497,500 Shares;

•	Series A Warrants, exercisable for 7,245,000 Shares; and

•	Series B Warrants, exercisable for 5,748,750 Shares.

The Series A Warrants are exercisable at a strike price equal to $20.63 per Share and may be exercised beginning on February 9, 2018 through February 9, 2028. The Series B Warrants are exercisable at a strike price equal to $28.25 per Share and may be exercised beginning on February 9, 2018 through February 9, 2028.

Pursuant to the Chapter 11 Plan, the Reporting Persons received Shares, Mandatorily Convertible Preferred Stock, New Second Lien Notes, Series A Warrants and Series B Warrants as set forth in Item 5 below.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,252,500 Shares outstanding as of February 9, 2018.

A. Lion Point

(a)    As of the close of business on the date hereof, Lion Point beneficially owned 1,443,687 Shares, consisting of (i) 185,906 Shares, (ii) 689,735 Shares underlying the Mandatorily Convertible Preferred Stock, (iii) 316,729 Shares underlying Series A Warrants and (iv) 251,317 Shares underlying Series B Warrants, constituting beneficial ownership (calculated per Rule 13d-3(d)(1)) of approximately 26.2% of the Shares. Lion Point has not entered into any transactions in the Shares during the past sixty days other than in connection with the implementation of the Chapter 11 Plan.

The Reporting Persons’ beneficial ownership, as calculated in accordance with the SEC rules, is approximately 26.2%, but this percentage does not accurately reflect the voting power of the Reporting Persons. At all times, the Issuer’s Mandatorily Convertible Preferred Stock votes on an as-converted basis with the Shares, whether or not such preferred stock has been converted. As a result, the Reporting Persons’ actual voting power, assuming full conversion of the Series A Warrants and the Series B Warrants held by the Reporting Persons only, is approximately 8.8% based on the holdings reported herein.

(b)    1. Sole power to vote or direct vote: 1,443,687.0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,443,687.0

4. Shared power to dispose or direct the disposition: 0

(c)    Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days.

B. Lion Point Capital GP

(a) Lion Point Capital GP, as the general partner of Lion Point, may be deemed the beneficial owner of the 1,443,687.0 Shares owned by Lion Point.

Percentage: Approximately 26.2%

(b)    1. Sole power to vote or direct vote: 1,443,687.0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,443,687.0

4. Shared power to dispose or direct the disposition: 0

(c)    Lion Point Capital GP has not entered into any transactions in the Shares during the past sixty days.

C. Lion Point Capital

(a) Lion Point Capital, as the investment manager of Lion Point, may be deemed the beneficial owner of the 1,443,687.0 Shares owned by Lion Point.

Percentage: Approximately 26.2%

(b)    1. Sole power to vote or direct vote: 1,443,687.0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,443,687.0

4. Shared power to dispose or direct the disposition: 0

(c)    Lion Point Capital has not entered into any transactions in the Shares during the past sixty days.

D. Lion Point Holdings GP

(a)    Lion Point Holdings GP, as the general partner of Lion Point Capital, may be deemed the beneficial owner of the 1,443,687.0 Shares owned by Lion Point.

Percentage: Approximately 26.2%

(b)    1. Sole power to vote or direct vote: 1,443,687.0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,443,687.0

4. Shared power to dispose or direct the disposition: 0

(c)    Lion Point Holdings GP has not entered into any transactions in the Shares during the past sixty days.

E. Messrs. Cederholm and Freeman

(a)    Each of Messrs. Cederholm and Freeman, as a Founding Partner and Chief Investment Officer of each of Lion Point Capital GP and Lion Point Capital and as a Managing Member of Lion Point Holdings GP, may be deemed the beneficial owner of the 1,443,687.0 Shares owned by Lion Point.

Percentage: Approximately 26.2%

(b)     1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,443,687.0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,443,687.0

(c)    Neither of Messrs. Cederholm or Freeman has entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the effectiveness of the Chapter 11 Plan, (x) each share of common stock of WAC was exchanged for the following new securities of the Issuer: (i) 0.05689208 Shares, 0.09692659 Series A Warrants and (iii) 0.07690920 Series B Warrants and (y) every $1000 principal amount of Senior Notes was exchanged for 464.11293167 New Second Lien Notes and 0.18564517 shares of Mandatorily Convertible Preferred Stock of the Issuer, and (z) every $1000 principal amount of Convertible Notes was exchanged for 8.76919841 Shares, 14.94011581 Series A Warrants and 11.85465711 Series B Warrants of the Issuer. The Mandatorily Convertible Preferred Stock is convertible at an initial conversion ratio of 114.975 Shares for each share of issued and outstanding Mandatorily Convertible Preferred Stock; the Mandatorily Convertible Preferred Stock is mandatorily convertible at the earliest of (a) February 9, 2023, (b) at any time following one year after the Effective Date, the time that the volume weighted average pricing of the Shares exceeds 150% of the conversion price per share for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period, and (c) a change of control transaction in which the consideration paid or payable per Share is greater than or equal to $8.6975. The Series A Warrants are exercisable on a cash or cashless basis at an exercise price of $20.63 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time. The Series B Warrants are exercisable on a cash or cashless basis at an exercise price of $28.25 per Share and expire on February 9, 2028 at 5:00 p.m., New York City time.

Following the effectiveness of the Chapter 11 Plan, each Reporting Person owned (i) 185,906 Shares, (ii) 5,999 shares of Mandatorily Convertible Preferred Stock, (iii) 316,729 Shares underlying the Reporting Persons’ Series A Warrants and (iv) 251,317 Shares underlying the Reporting Persons’ Series B Warrants.

On February 20, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits

99.1	Joint Filing Agreement, dated February 20, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 20, 2018.

LION POINT MASTER, LP

By: LION POINT CAPITAL GP, LLC
It: General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Founding Partner and Chief Investment Officer

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Founding Partner and Chief Investment Officer

LION POINT CAPITAL, LP
By: LION POINT HOLDINGS GP, LLC

It: General Partner

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
Name:	Didric Cederholm
Title:	Managing Member

/s/ Didric Cederholm
Didric Cederholm

/s/ Jim Freeman
Jim Freeman